UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated May 13, 2010, announcing the Company's financial and operating results for the first quarter ended March 31, 2010.

Attached as Exhibit 2 is a copy of the Company's unaudited consolidated financial statements and the notes to the unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: May 17, 2010	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc. (212) 763-5665 investor@ampni.com	Investor Relations: Leon Berman, Principal The IGB Group (212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2010 Financial Results

Sales Volumes Increase 31.3%

PIRAEUS, Greece, May 13, 2010 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced financial and operating results for the first quarter ended March 31, 2010.

First Quarter and Year-to-Date Highlights

•      Increased sales volumes by 31.3% to 1,720,513 metric tons in Q1 2010, compared to 1,310,037 metric tons for Q1 2009.
•      Expanded net revenues to $55.3 million.
•      Recorded operating income of $17.4 million.
•      Reported EBITDA (as defined in Note 1) of $23.0 million in Q1 2010.
•      Reported net income of $14.1 million, or $0.31 basic and $0.30 diluted earnings per share; net income on an adjusted basis was $0.31 basic and diluted earnings per share.
•      Continued expanding global presence and logistics infrastructure:
o        Closed acquisition of Verbeke Bunkering N.V., further expanding global scale.
o        Took delivery of three double-hull bunkering tankers newbuildings.
o        Acquired double-hull Panamax tanker to be used as floating storage.
o    Announced plans to build an in-land storage facility totalling approximately three million barrels in the United Arab Emirates.
•      Completed 4,491,900 share offering, generating net proceeds of approximately $139.0 million.

The Company recorded net income for the three months ended March 31, 2010 of $14.1 million, or $0.31 basic and $0.30 diluted earnings per share. Excluding $160,000 in non-recurring expenses related to the acquisition of Verbeke Bunkering N.V., the Company reported adjusted net income of $0.31 basic and diluted earnings per share. For purposes of comparison, the Company reported net income of $4.4 million, or $0.10 basic and diluted earnings per share, for the three months ended March 31, 2009. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2010 were 46,064,773 and 46,272,718, respectively. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2009 were 42,553,550 and 42,553,550, respectively.

Total revenues for the three months ended March 31, 2010, increased by 130.8% to $843.4 million compared to $365.4 million for the same period in 2009. For the three months ended March 31, 2010, sales of marine petroleum products increased by 132.6% to $839.8 million compared to $361.0 million for the year-earlier period. Net revenue, which equals total revenue less cost of goods sold and cargo transportation expenses, increased 38.3% to $55.3 million in the first quarter of 2009 compared to $40.0 million in the year-earlier period.

For the three months ended March 31, 2010, the volume of marine fuel sold increased by 31.3% to 1,720,513 metric tons compared to 1,310,037 metric tons in the year-earlier period, as sales volumes improved in UAE and Singapore. Furthermore, results for the first quarter of 2010 included sales volumes from Aegean's new markets in the Trinidad and Tobago (April 2009) and Morocco (August 2009).

Operating income for the first quarter of 2010 was $17.4 million compared to $8.3 million for the same period in 2009. Operating expenses, excluding the cost of fuel and cargo transportation costs, increased to $39.8 million for the three months ended March 31, 2010 compared to $31.7 million for the same period in 2009. This increase was principally due to operating an expanded logistics infrastructure during the first quarter of 2010 compared to the first quarter of 2009.

E. Nikolas Tavlarios, President, commented, "We are pleased by our strong start to 2010 as we continue to execute our well-capitalized growth strategy and expand our industry leadership for the physical supply of marine fuel on a worldwide basis. During the first quarter, sales volumes climbed 31.3% compared to the year-earlier period while management strengthened the Company's future prospects. Specifically, we completed the accretive acquisition of Verbeke Bunkering N.V., solidifying our presence in the Antwerp-Rotterdam-Amsterdam region, the world's second largest bunkering market. In addition, we took delivery of three bunkering tanker newbuildings in the first quarter."

Mr. Tavlarios added, "Consistent with our goal to increase sales volumes and ensure we provide reliable service for our customers, we also acquired a double-hull Panamax tanker in the quarter that will be used as floating storage. Complementing our efforts, we are currently developing onshore storage facilities in the UAE, Jamaica and Morocco as we intend to grow our market share in these attractive regions. The substantial success we have achieved in expanding our fully integrated marine fuel solution from procurement to delivery, combined with our significant access to capital, positions Aegean Marine well to drive future performance and strengthen the Company's global brand recognition."

Liquidity and Capital Resources

As of March 31, 2010, the Company had cash and cash equivalents of $138.8 million and working capital of $177.8 million. Non-cash working capital, or working capital excluding cash and debt, was $263.3 million as of March 31, 2010.

Net cash used in operating activities was $20.8 million for the three months ended March 31, 2010.  Net income, as adjusted for non-cash items, was $21.2 million for the period.

Net cash used in investing activities was $56.3 million for the three months ended March 31, 2010, mainly due to advances from acquired vessel payments of $24.6 million.

Net cash provided by financing activities was $161.2 million for the three months ended March 31, 2010, primarily driven by $139.0 in net proceeds from the 4,491,900 share offering.

As of March 31, 2010, the Company had approximately $164.0 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's short-term working capital facilities.  Furthermore, as of March 31, 2010, the Company had funds of approximately $48.3 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

Spyros Gianniotis, Chief Financial Officer, stated, "Our strong results for the first quarter of 2010 were led by sales volumes growth in Singapore and the U.A.E. as well as contributions from new markets in Morocco and Trinidad and Tobago. During the quarter, we strengthened our balance sheet by completing a share offering that generated net proceeds of approximately $139.0 million, underscoring our short-term and long-term prospects. Our considerable financial strength provides a significant competitive advantage for our Company. Going forward, we intend to capitalize on additional consolidation opportunities under favorable terms that further expand our leading role as a global independent supplier of marine fuel and increase our earnings potential for the benefit of shareholders."

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended March 31,
	2009	2010

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$360,958	$839,757
Voyage and other revenues	4,464	3,605
Total revenues	365,422	843,362
Cost of marine petroleum products sold	324,380	786,122
Salaries, wages and related costs	10,477	12,074
Depreciation and amortization	4,873	6,409
All other operating expenses	17,389	21,320
Operating income	8,303	17,437
Net financing cost	(1,850)	(2,577)
FX losses, net	(1,761)	(831)
Income Taxes	(295)	58
Net income	$4,397	$14,087

Basic and diluted earnings per share (U.S. dollars)	$0.10	$0.30
Diluted earnings per share (U.S. dollars)	$0.10	$0.30

EBITDA(1)	11,415	23,015
Net cash used in operating activities	(16,311)	(20,842)
Net cash used in investing activities	(33,944)	(56,313)
Net cash provided by financing activities	$28,835	$161,157

Sales Volume Data (Metric Tons) (2):
Total sales volumes	1,310,037	1,720,513
Other Operating Data:
Bunkering fleet, end of period number(3)	31.0	42.0
Bunkering fleet, average number for the period(3)(4)	30.7	40.0
Special Purpose Vessels, end of period number(5).	1.0	1.0
Number of owned storage facilities, end of period(6)	5.0	5.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2009	As of March 31, 2010

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	54,841	138,843
Gross trade receivables	277,381	310,869
Allowance for doubtful accounts	(1,751)	(1,490)
Inventories	140,115	151,429
Current assets	508,686	642,659
Total assets	967,345	1,151,990
Trade payables	207,282	213,860
Current liabilities (including current portion of long-term debt)	290,198	464,877
Total debt	401,037	424,009
Total liabilities	632,288	663,560
Total stockholder's equity	335,057	488,430

Working Capital Data:
Working capital(7)	218,488	177,782
Working capital excluding cash and debt(7)	221,794	263,345

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended March 31,
	2009	2010

Net income	4,397	14,087

Add: Net financing cost	1,850	2,577
Add: Income taxes	295	(58)
Add: Depreciation and amortization	4,873	6,409

EBITDA	11,415	23,015

2.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), and Greece, where the Company conducts operations through its related company, Aegean Oil.

3.	Bunkering fleet comprises both bunkering vessels and barges.

4.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

5.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

6.
The Company operates two Panamax tankers, the Ouranos and the Fos, and one Aframax tanker, the Leader as floating storage facilities in the United Arab Emirates, Ghana and Gibraltar respectively. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and also has an on-land storage facility in Portland.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

7.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

First Quarter 2009 Dividend Announcement

On May 12, 2010, the Company's Board of Directors declared a first quarter 2010 dividend of $0.01 per share payable on June 10, 2010, to shareholders of record as of May 27, 2010. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information

Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Thursday, May 13, 2010, to discuss its first quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 296-4302 (for U.S.-based callers) or (719) 785-1767 (for international callers) and enter the passcode: 3156493.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through Thursday, May 27, 2010, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 3156493.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 15 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco and the Antwerp-Rotterdam-Amsterdam (ARA) region.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

A copy of the Company’s interim unaudited consolidated financial statements along with this press release have been fixed today with the U.S. Securities and Exchange Commission on Form 6-K and are available on the SEC’s website, wwe.sec.gov.

Exhibit 2
AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
 AS OF DECEMBER 31, 2009 AND MARCH 31, 2010
 (UNAUDITED)
 (Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2009	March 31, 2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,841	$138,843
Trade receivables, net of allowance for doubtful accounts of $1,751 and $ 1,490, as of December 31, 2009 and March 31, 2010, respectively	275,630	309,379
Due from related companies	8,454	14,422
Inventories	140,115	151,429
Prepayments and other current assets	24,476	23,586
Deferred tax asset	170	-
Restricted cash	5,000	5,000
Total current assets	508,686	642,659

FIXED ASSETS:
Advances for vessels under construction and acquisitions	136,494	117,175
Vessels, cost	321,915	387,590
Vessels, accumulated depreciation	(41,993)	(46,874)
Vessels' net book value	279,922	340,716
Other fixed assets, net	1,647	11,386
Total fixed assets	418,063	469,277

OTHER NON-CURRENT ASSETS:
Deferred charges, net	15,376	14,523
Concession Agreement	7,095	7,019
Goodwill	17,431	17,431
Deferred tax asset	598	986
Other non-current assets	96	95
Total assets	$967,345	$1,151,990

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$50,000	$59,600
Current portion of long-term debt	13,147	169,806
Trade payables to third parties	182,438	201,873
Trade payables to related companies	24,844	11,987
Other payables to related companies	585	6,319
Accrued and other current liabilities	19,184	15,292
Total current liabilities	290,198	464,877

LONG-TERM DEBT, net of current portion	337,890	194,603

OTHER NON-CURRENT LIABILITIES	4,200	4,080

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 43,009,303 and 47,688,953 shares, issued and outstanding at December 31, 2009 and March 31, 2010, respectively	430	477
Additional paid-in capital	194,112	333,828
Retained earnings	140,515	154,125
Total stockholders' equity	335,057	488,430

Total liabilities and stockholders' equity	$967,345	$1,151,990

The accompanying notes are an integral part of these condensed consolidated financial statements

               AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2010
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2009	2010

REVENUES:
Sales of marine petroleum products – third parties	$359,305	$831,890
Sales of marine petroleum products – related companies	1,653	7,867
Voyage revenues	2,687	1,524
Other revenues	1,777	2,081

Total revenues	365,422	843,362

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	282,762	718,513
Cost of marine petroleum products sold – related companies	41,618	67,609
Salaries, wages and related costs	10,477	12,074
Depreciation	3,801	4,969
Amortization of drydocking costs	995	1,364
Amortization of concession agreement	77	76
Other operating expenses	17,389	21,320

Total operating expenses	357,119	825,925

Operating income	8,303	17,437

OTHER INCOME/(EXPENSE):
Interest and finance costs	(1,857)	(2,583)
Interest income	7	6
Foreign exchange gains(losses), net	(1,761)	(831)
	(3,611)	(3,408)

Income before income taxes	4,692	14,029

Income taxes	(295)	58

Net income	$4,397	$14,087

Basic earnings per common share	$0.10	$0.30
Diluted earnings per common share	$0.10	$0.30

Weighted average number of shares, basic	42,553,550	46,064,773
Weighted average number of shares, diluted	42,553,550	46,272,718

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2010
(UNAUDITED)

(Expressed in thousands of U.S. dollars except for number of shares)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	# of Shares	Par Value

BALANCE, December 31, 2008	42,543,608	$425	$190,658	$93,709	$211	$285,003

- Net income	-	-	-	4,397	-	4,397
- Dividends declared and paid	-	-	-	(428)	-	(428)
- Share-based compensation	27,114	-	721	-	-	721
- Other	-	-	-	-	(334)	(334)

BALANCE, March 31, 2009	42,570,722	$425	$191,379	$97,678	$(123)	$289,359

BALANCE, December 31, 2009	43,009,303	$430	$194,112	$140,515	$-	$335,057

- Net income	-	-	-	14,087	-	14,087
- Dividends declared and paid	-	-	-	(477)	-	(477)
- Issuance of common stock, net of issuance costs	4,491,900	45	139,002	-	-	139,047
- Share-based compensation	187,750	2	714	-	-	716

BALANCE, March 31, 2010	47,688,953	$477	$333,828	$154,125	$-	$488,430

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2010
(UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2009	2010
Cash flows from operating activities:
Net income	$4,397	14,087
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	3,801	4,969
Provision for (release of) doubtful accounts	(312)	(261)
Share-based compensation	721	786
Amortization	1,226	1,632
Provision for income taxes	295	(58)
(Increase) Decrease in:
Trade receivables	4,334	(33,488)
Due from related companies	(3,542)	(5,968)
Inventories	(21,856)	(11,314)
Prepayments and other current assets	(606)	1,060
Increase (Decrease) in:
Trade payables	(5,467)	8,375
Other payables to related companies	2,043	5,734
Accrued and other current liabilities	(1,054)	(3,833)
Decrease (Increase) in other non-current assets	(4)	(387)
Increase (Decrease) in other non-current liabilities	76	119
Payments for dry-docking	(363)	(2,295)
Net cash provided by (used in) operating activities	(16,311)	(20,842)

Cash flows from investing activities:
Payments for vessels under construction	(34,615)	(21,856)
Payments for vessels acquisitions	(4,567)	(24,630)
Purchase of other fixed assets	(120)	(9,827)
Decrease in restricted cash	5,358	-
Net cash used in investing activities	(33,944)	(56,313)

Cash flows from financing activities:
Proceeds from long-term debt	121,061	108,177
Repayment of long-term debt	(2,007)	(94,805)
Repayment of capital lease obligation	-	(310)
Net change in short-term borrowings	(88,777)	9,600
Financing costs paid	(1,014)	(75)
Proceeds from the issuance of common stock	-	147,109
Issuance of common stock cost	-	(8,062)
Dividends paid	(428)	(477)
Net cash provided by financing activities	28,835	161,157

Net increase (decrease) in cash and cash equivalents	(21,420)	84,002
Cash and cash equivalents at beginning of period	46,927	54,841
Cash and cash equivalents at end of period	$25,507	$138,843

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2009.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans.

2.     Adoption of New Accounting Standards:

      In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. This guidance did not have an impact on the Company's financial statements as of March 31, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.     Adoption of New Accounting Standards: (Continued)

    In January 2010, new guidance clarified that all assets acquired in a business combination other than goodwill should be valued based on the fair value at the date of acquisition.  This includes difficult-to-value intangible assets that had previously been valued using the residual value method under common practice.  The guidance was effective immediately upon issuance.  This guidance did not have an impact on the Company's financial statements as of March 31, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.     Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2009	March 31, 2010
Held for sale:
Marine Fuel Oil	129,767	140,967
Marine Gas Oil	8,921	8,802
	138,688	149,769
Held for consumption:
Marine fuel	263	485
Lubricants	959	959
Stores	24	19
Victuals	181	197
	1,427	1,660

Total	140,115	151,429

4.     Advances for Vessels under Construction and Acquisitions:

During the three months ended March 31, 2010, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2010	136,494
Advances for vessels under construction and related costs	21,726
Additions of secondhand vessel acquisitions	24,630
Vessels delivered	(65,675)
Balance March 31, 2010	117,175

On January 14, 2010, the Company signed a memorandum of agreement with a third-party seller for the purchase of a Norwegian-flagged 84,040 dwt (built in 1990) double hull bunkering tanker, the Difko Chaser (renamed "Aeolos") which it intends to position at one of its ports as a floating storage facility. The purchase price of the vessel was $6,500, which was fully paid on the delivery of the vessel on February 22, 2010.

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.      Advances for Vessels under Construction and Acquisitions: (Continued)

As of March 31, 2010, advances for vessels under construction and acquisitions is analyzed as follows:

March 31, 2010
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total

Fujian Shipyard
DN-3800-12	2010	10,740	6,485	360	6,845
DN-3800-13	2010	10,740	6,485	306	6,791
DN-3800-14	2010	10,740	4,893	222	5,115
DN-3800-15	2010	10,740	4,893	208	5,101
Qingdao Hyundai Shipyard
QHS-216*	2010	11,382	10,888	521	11,409
QHS-217	2010	11,600	8,880	448	9,328
QHS-222	2010	11,000	7,930	367	8,297
QHS-223	2010	11,000	7,930	339	8,269
QHS-224	2010	11,000	7,930	366	8,296
QHS-225	2010	12,200	10,420	399	10,819
QHS-226	2010	12,200	10,420	393	10,813
QHS-227	2010	12,200	10,420	292	10,712
QHS-228	2010	12,200	7,660	270	7,930
Acquired Assets
Aeolos*	2010	6,500	6,500	950	7,450

	Total	154,242	111,734	5,441	117,175

* Vessel delivered but as of March 31, 2010, was not positioned and operational.

As of March 31, 2010, the remaining obligations under these contracts which are payable within 2010 are $42,508.

5.     Vessels:

During the three months ended March 31, 2010, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2010	321,915	(41,993)	279,922
- Vessels additions	65,675	-	65,675
- Depreciation	-	(4,881)	(4,881)
Balance, March 31, 2010	387,590	(46,874)	340,716

On January 4, 2010, the newly-constructed bunkering tanker, Kefalonia (ex-QHS-209), with a total cost of $12,408, became operational in the Company's service center in Trinidad.

On January 23, 2010, the newly-constructed bunkering tanker, Paxoi (ex-QHS-210), with a total cost of $12,363, became operational in the Company's service center in Portland.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)
5.      Vessels: (Continued)

        On March 17, 2010, the newly-constructed bunkering tanker, Andros (ex-DN-3800-11), with a total cost of $11,435, became operational in the Company's service center in Fujairah.

On March 18, 2010, the newly-constructed bunkering tanker, Zakynthos (ex-QHS-215), with a total cost of $12,289, became operational in the Company's service center in Fujairah.

On February 25, 2010, the Company's subsidiary, Aegean Ostria Maritime Company, entered into an agreement to purchase a related company, Aegean Gas Maritime Company, which was owned and controlled by members of the family of Mr. Dimitris Melisanidis, the Company's founder and Head of Corporate Development. Aegean Gas Maritime Company's only asset is the vessel Mediterranean, a 20,000 dwt double hull bunkering barge, which will be used by the company as a floating storage facility.  The Company accounted for the transaction as an asset acquisition. The purchase price of the vessel was $17,180. Disinterested members of the Company's board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm's length basis for the same vessel at the time it entered into the memorandum of agreement.

6.     Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2009	-	1,008	1,590	2,598
- Additions	8,546	1,254	27	9,827
- Disposals	-	-	-	-
Cost, March 31, 2010	8,546	2,262	1,617	12,425

Accumulated depreciation, December 31, 2009	-	159	792	951
- Depreciation expense	-	10	78	88
Accumulated depreciation, March 31, 2010	-	169	870	1,039

Net book value, December 31, 2009	-	849	798	1,647
Net book value, March 31, 2010	8,546	2,093	747	11,386

On January 14, 2010, the Company's subsidiary, Aegean Caribbean Holdings, entered into an agreement to purchase a related company, Caribbean Renewable Energy Sources (CRES), which was owned and controlled by members of the family of Mr. Dimitris Melisanidis, the Company's founder and Head of Corporate Development. CRES owns a property in Jamaica that is intended to be used as a land-based storage facility.  The Company accounted for the transaction as an asset acquisition. The purchase price for the property was $9,800. Disinterested members of the Company's board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm's length basis for the same property at the time it entered into the memorandum of agreement.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.     Deferred Charges:

During the three months ended March 31, 2010, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2010	13,897	1,479	15,376
- Additions	627	75	702
- Amortization	(1,364)	(191)	(1,555)
Balance, March 31, 2010	13,160	1,363	14,523

The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

8.     Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2009	March 31, 2010
Short-term borrowings:
Revolving overdraft facility dated 03/01/2010 (1)	-	9,600
Revolving credit facility dated 09/17/2009	50,000	50,000
Total short-term borrowings	50,000	59,600
Long-term debt:
Secured syndicated term loan dated 8/30/2005	32,140	31,540
Secured term loan facility under senior secured credit facility dated 12/19/2006	28,220	27,520
Secured term loan dated 10/25/2006	18,384	18,262
Secured term loan dated 10/27/2006	13,817	13,665
Secured syndicated term loan dated 10/30/2006	48,865	51,697
Secured term loan dated 7/5/2007 as amended on 09/12/2008	19,811	26,025
Secured syndicated term loan dated 04/24/2008	25,300	28,700
Secured syndicated term loan dated 07/08/2008	12,500	12,000
Overdraft facility under senior secured credit facility dated 03/16/2009	152,000	155,000
Total	351,037	364,409
Less: Current portion of long-term debt	(13,147)	(169,806)
Long-term debt, net of current portion	337,890	194,603

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.     Total Debt: (Continued)

(1)    On March 1, 2010, the Company renewed the existing revolving overdraft facility with a Greek bank for a period ending March 15, 2011 and amended to increase the amount to $30,000. The renewed facility bears interest at LIBOR plus 2.50% for the first $10.0 million borrowed and LIBOR plus 3.50% for additional amounts outstanding. As of March 31, 2010, the outstanding balance under this facility was $9,600.

Included in the current portion of long-term debt balance is an amount of $155,000, which relates to our senior secured credit facility that management intends to refinance prior to its maturity in the first quarter of 2011.

As of March 31, 2010, the Company had an available unutilized overdraft line of $84,189 under its credit facilities, and had an available unutilized aggregate amount of $48,264 under its secured term loan facilities.

As of March 31, 2010 and December 31, 2009, the Company was in compliance with the financial covenants under its facility agreements.

The annual principal payments of long-term debt required to be made after March 31, 2010, are as follows:

Amount
April 1 to December 31, 2010	10,701
2011	171,419
2012	16,419
2013	20,919
2014	14,420
2015 and thereafter	130,531
364,409

9.     Other Operating Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2008	2009
Bunkering tanker voyage expenses	656	665
Bunkering tanker insurance	525	711
Bunkering tanker repairs and maintenance	1,242	718
Bunkering tanker spares and consumable stores	978	1,171
Bunkering tanker consumption of marine petroleum products	2,855	5,266
Bunkering tanker other operating expenses	3,504	4,377
Cargo transportation	1,024	1,947
Provision for doubtful accounts	(241)	(251)
Operating costs of storage facilities	641	432
Port and related expenses	956	1,342
General and administrative	3,180	3,577
Broker commissions	624	634
Other	1,445	731
Total	17,389	21,320

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)
10.	Contingencies:

In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009.  Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. The Company does not believe that the outcome of this lawsuit will have a material effect on the Company.

In January 2010, a former director of our Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of our subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7 million and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings.  The Company believes that the plaintiffs's claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

11.  Capital Leases:

The Company leases Barge PT 22 under a capital lease.  The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after March 31, 2010, are as follows:

Amount
April 1 to December 31, 2010	$929
2011	1,239
2012	1,239
2013	1,239
2014	413
Total minimum lease payments	5,059
Less: imputed interest	(755)
Present value of minimum lease payments	4,304
Current portion of capitalized lease obligations	(928)
Long-term capitalized lease obligations	$3,376

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

12.  Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the three months ended March 31, 2010:

	Unvested Restricted Stock	Weighted Average Grant Date Market Price
January 1, 2010	385,609	24.03
Granted	187,750	27.02
Vested	(46,239)	15.69
March 31, 2010	527,120	25.83

The grant-date market prices of the unvested stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $786 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the three months ended March 31, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.   Equity Incentive Plan: (Continued)

As of March 31, 2010, there was $9,584 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 3.1 years as follows:

Amount
April 1 to December 31, 2010	$3,191
2011	2,810
2012	2,059
2013	997
2014	527
$9,584

13.	Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

As of March 31, 2010, the Company had no shares of preferred stock issued and outstanding and had 47,688,953 shares of common stock, with a par value of $0.01, issued and outstanding.

During the three months ended March 31, 2010, the Company declared and paid dividends of $0.01 per share totaling to $477.

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock.  The dividend distribution was made to shareholders of record as of August 14, 2009.  The rights will become exercisable and trade separately from the common stock upon the earlier of (i) 10 days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock  or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person.  In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100.00.  In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price.  An Acquiring Person will not be entitled to exercise any rights.  As of March 31, 2010, no such events had occurred, and no rights have been exercised.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

13.  Common Stock and Additional Paid-In Capital: (Continued)

On January 27, 2010, the Company completed its public offering in the United States under the United States Securities Act. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

14.	Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 12), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Three Months Ended March 31,
	2009	2010

Net income	$4,397	$14,087

Less: Dividends declared and undistributed earnings allocated to unvested shares	(37)	(138)
Basic and diluted income Available to common stockholders	$4,360	$13,949

Basic weighted average number of common shares outstanding	42,553,550	46,064,773

Add: Dilutive effect of non-vested shares	-	207,945

Diluted weighted average number of common shares outstanding	42,553,550	46,278,718

Basic earnings per common share	$0.10	$0.30
Diluted earnings per common share	$0.10	$0.30

15.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense)/ benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Period Ended March 31,
	2009	2010
Current tax expense	(295)	(108)
Deferred tax benefit	-	166
Income tax (expense) benefit	(295)	58

Effective tax rate Reconciliation	18.72%	(56.86%)

Our provision for income taxes for each of the three-month periods ended March 31, 2009 and 2010 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the calculated effective tax rate on income from continuing operations and the statutory tax rates applied to our subsidiaries for the periods presented is as follows:

	Period Ended March 31,31,
	2009	2010
Income tax on profit/(loss) before tax at statutory rates	(494)	(7)
Effect of permanent differences	199	65
Total tax (expense) benefit Reconciliation	(295)	58

Deferred income taxes, that derive from our Belgian subsidiary, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

In the accompanying balance sheets, the deferred income tax assets are included in the non-current assets by the amount of $986. Of the $986 deferred tax asset at March 31, 2010 that are carryforwards, the $506 will expire in 2016, if unused. The remaining balance does not expire.

16.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

      The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

16.  Business Segments and Geographical Information: (Continued)

The Company is domiciled in the Marshall Islands but provides no services in that location.  It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile.  In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.

The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

17.  Subsequent Events:

Acquisition of Verbeke Bunkering Business. On April 1, 2010, the Company completed the acquisition of 100% of the Verbeke Bunkering Business (with the exception of certain insignificant minority holdings), for approximately $59,200 (Euro 43.9 million) out of which approximately $13,500 was attributable to reimbursement of working capital. Verbeke Bunkering is a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam (ARA) region, including surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen, and Sluiskil. As the purchase price allocation is still being completed, it is impractible to provide more detailed financial information at this stage.

Fujairah in-land storage facility. The Company has agreed to assume from a related party a 25-year terminal lease agreement, which includes an option for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates. The Company is expected to complete the construction of the new facility within the next 18 to 24 months.

Delivery of  newbuilding.  On April 22, 2010, the Company took delivery of the Kythira, a 5,500 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China. The cost of construction of the vessel was $11,405.  The Kythira is deployed in the Company's service center in Fujairah.

Sale of vessel. On April 30, 2010, the Company completed the sale and delivered the Aegean Pride I, a 11,538 dwt double-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $1,900, resulting in a book loss of $1,540.

Delivery of newbuilding.  On May 5, 2010, the Company took delivery of the Dilos, a 4,600 dwt double hull bunkering tanker newbuilding from the Fujian Southeast Shipyard in China. The cost of construction of the vessel was $10,789.  The Dilos is deployed in the Company's service center in West Africa.

Acquisition of Shell Las Palmas Terminal.   On May 13, 2010, the Company entered into an agreement to acquire from Shell Espana S.A. the assets and operations of Shell Las Palmas terminal in the Canary Islands, or the Shell Las Palmas Business.  The Shell Las Palmas terminal occupies an area of approximately 20,000 square meters, providing bunkering services for a diverse group of ship operators primarily along major trans-Atlantic seaborne trade routes. The terminal includes a lubricants plant, dedicated land-based storage facilities with approximately 61,000 metric tons of capacity as well as on-site blending facilities to mix all grades of fuel oils and distillates.  The aggregate purchase price for the Shell Las Palmas Business will be calculated based on a formula of a basic purchase price of $10,300, adjusted for the level of fuel inventory.  The Company expects the Shell Las Palmas Business acquisition to close by the end of July 2010.